UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

XP Inc.

___________________________________________________________________________________________________________________________________________________________________________________________

(Name of Issuer)

Class A Common Shares, par value $0.00001 per share

___________________________________________________________________________________________________________________________________________________________________________________________

(Title of Class of Securities)

G98239 109

___________________________________________________________________________________________________________________________________________________________________________________________

(CUSIP Number)

June 20, 2023

___________________________________________________________________________________________________________________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: G98239 109

1	NAME OF REPORTING PERSON Itaú Unibanco Holding S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 55,769,314
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 55,769,314
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,769,314 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5%(2)(3)
12	TYPE OF REPORTING PERSON (See instructions) HC

CUSIP Number: G98239 109

(1)	Consists of 47,484,254 Class A common shares and 8,285,060 Class B common shares held of record by ITB Holding Ltd., a wholly owned indirect subsidiary of Itaú Unibanco Holding S.A. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.
(2)	This calculation is rounded down to the nearest tenth and represents the quotient obtained by dividing (a) the number of Class A common shares and Class B common shares beneficially owned by the Reporting Persons as set forth in Row 9 by (b) the sum of (i) 416,549,823 Class A common shares outstanding as of June 9, 2023, as reported by the Issuer, and (ii) 112,717,094 Class B common shares outstanding as of June 9, 2023, as reported by the Issuer. The aggregate number of Class B common shares beneficially owned by the Reporting Persons as set forth in clause “(a)” of this footnote and the aggregate number of Class B common shares outstanding as set forth in clause “(b)” of this footnote are, in each case, treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Persons.
(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

CUSIP Number: G98239 109

1	NAME OF REPORTING PERSON ITB Holding Brasil Participações Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 22,939,638
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 22,939,638
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,939,638 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%(2)(3)
12	TYPE OF REPORTING PERSON (See instructions) HC

CUSIP Number: G98239 109

(1)	ITB Brasil Holding Participações Ltda. is an indirect wholly-owned subsidiary of Itaú Unibanco Holding S.A. and holds 41.1% of the equity interest in ITB Holding Ltd. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.
(2)	This calculation is rounded down to the nearest tenth and represents the quotient obtained by dividing (a) the number of Class A common shares and Class B common shares beneficially owned by the Reporting Persons as set forth in Row 9 by (b) the sum of (i) 416,549,823 Class A common shares outstanding as of June 9, 2023, as reported by the Issuer, and (ii) 112,717,094 Class B common shares outstanding as of June 9, 2023, as reported by the Issuer. The aggregate number of Class B common shares beneficially owned by the Reporting Persons as set forth in clause “(a)” of this footnote and the aggregate number of Class B common shares outstanding as set forth in clause “(b)” of this footnote are, in each case, treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Persons.
(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

CUSIP Number: G98239 109

1	NAME OF REPORTING PERSON ITB Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 55,769,314
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 55,769,314
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,769,314 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5%(2)(3)
12	TYPE OF REPORTING PERSON (See instructions) CO

CUSIP Number: G98239 109

(1)	Consists of 47,484,254 Class A common shares and 8,285,060 Class B common shares held of record by ITB Holding Ltd., a wholly owned indirect subsidiary of Itaú Unibanco Holding S.A. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.
(2)	This calculation is rounded down to the nearest tenth and represents the quotient obtained by dividing (a) the number of Class A common shares and Class B common shares beneficially owned by the Reporting Persons as set forth in Row 9 by (b) the sum of (i) 416,549,823 Class A common shares outstanding as of June 9, 2023, as reported by the Issuer, and (ii) 112,717,094 Class B common shares outstanding as of June 9, 2023, as reported by the Issuer. The aggregate number of Class B common shares beneficially owned by the Reporting Persons as set forth in clause “(a)” of this footnote and the aggregate number of Class B common shares outstanding as set forth in clause “(b)” of this footnote are, in each case, treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Persons.
(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

CUSIP Number: G98239 109

ITEM 1.       (a)    Name of Issuer: XP Inc. (the “Issuer”)

(b)   Address of Issuer’s Principal Executive Offices:

Av. Chedid Jafet, 75, Torre Sul, 30th floor

Vila Olímpia, São Paulo, Brazil

ITEM 2.        (a)   Name of Person Filing:

This Schedule 13G is being filed by Itaú Unibanco Holding S.A., ITB Holding Brasil Participações Ltda. and ITB Holding Ltd. (collectively, the “Reporting Persons”). Itaú Unibanco Holding S.A. indirectly, through its wholly-owned subsidiary, Itaú Unibanco S.A., holds 58.9% of the membership interests of ITB Holding Ltd. ITB Holding Brasil Participações Ltda., a direct and indirect wholly-owned subsidiary of Itaú Unibanco Holding S.A., holds 41.1% of the membership interests of ITB Holding Ltd. Itaú Unibanco Holding S.A. is controlled by IUPAR – Itaú Unibanco Participações S.A., a holding company organized under the laws of Brazil (“IUPAR”). IUPAR is jointly controlled by (i) Itaúsa S.A. (“Itaúsa”), a holding company organized under the laws of Brazil, and (ii) Companhia E. Johnston de Participações (“E. Johnston” and, together with IUPAR and Itaúsa, the “Controlling Shareholders”), a holding company organized under the laws of Brazil. Each of the Controlling Shareholders is in the business of investing in securities.

(b)    Address of Principal Business Office or, if None, Residence:

The principal office and business address of Itaú Unibanco Holding S.A. is Praça Alfredo Egydio de Souza Aranha, No. 100, Torre Olavo Setubal, piso Itaú Unibanco, Parque Jabaquara, 04344-902, São Paulo, Brazil.

The principal office and business address of ITB Holding Brasil Participações Ltda. is Praça Alfredo Egydio de Souza Aranha, No. 100, Torre Conceição, 7th floor, Parque Jabaquara, 04344-902, São Paulo, Brazil.

The principal office and business address of ITB Holding Ltd. is Cainvest Bank and Trust Limited, P.O. BOX 1353, Harbour Place, 5th Floor, 103 South Church Street, George Town, Grand Cayman, Cayman Islands, KY1-1108.

(c)   Citizenship: Brazil (for Itaú Unibanco Holding S.A. and ITB Holding Brasil Participações Ltda.) and Cayman Islands (for ITB Holding Ltd.).

(d)   Title of Class of Securities: Class A common shares, par value $0.00001 per share.

(e)   CUSIP No: G98239 109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

All ownership percentages assume that there are a total of 529,266,917 Class A and Class B common shares outstanding.

The information incorporated by reference below applies to the applicable Reporting Person as of June 9, 2023.

(a)	Amount beneficially owned: See row 9 of the cover sheet of the applicable Reporting Person.
(b)	Percent of class: See row 11 of the cover sheet of the applicable Reporting Person.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: See row 5 of the cover sheet of the applicable Reporting Person.
(ii)	Shared power to vote or to direct the vote: See row 6 of the cover sheet of the applicable Reporting Person.
(iii)	Sole power to dispose or to direct the disposition of: See row 7 of the cover sheet of the applicable Reporting Person.
(iv)	Shared power to dispose or to direct the disposition of: See row 8 of the cover sheet of the applicable Reporting Person.

Pursuant to the Second Amendment to the Shareholders’ Agreement, dated as of October 1, 2021 (the “Shareholders’ Agreement”), among XP Inc., XP Control LLC (f/k/a XP Controle Participações S.A., “XP Control”), General Atlantic (XP) Bermuda, L.P., IUPAR, Itaúsa, and Itaú Unibanco Holding S.A. and certain intervening consenting parties, the Reporting Persons and the other parties to the Shareholders’ Agreement have agreed to certain arrangements with respect to their shares, including, as applicable, certain restrictions relating to the transfer of their shares. The Reporting Persons expressly disclaim beneficial ownership over any Class A common shares that they may be deemed to beneficially own solely by reason of the Shareholders’ Agreement. This Schedule 13G does not reflect any shares of common stock beneficially owned by the other parties to the Shareholders’ Agreement.

ITEM 5.	OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

As of the date hereof, ITB Holding Brasil Participações Ltda. has ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6.	OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

See Item 2 above.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 4 above.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP Number: G98239 109

INDEX TO EXHIBITS

Exhibit A:  Joint Filing Agreement dated June 20, 2023, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2023

ITAÚ UNIBANCO HOLDING S.A.

By:	/s/ Renato da Silva Carvalho
	Name:	Renato da Silva Carvalho
	Title:	Officer

By:	/s/ Álvaro Felipe Rizzi Rodrigues
	Name:	Álvaro Felipe Rizzi Rodrigues
	Title:	Officer

ITB HOLDING BRASIL PARTICIPAÇÕES LTDA.

By:	/s/ Renato da Silva Carvalho
	Name:	Renato da Silva Carvalho
	Title:	Officer

By:	/s/ Carlos Henrique Donegá Aidar
	Name:	Carlos Henrique Donegá Aidar
	Title:	Officer

ITB HOLDING LTD.

By:	/s/ Renato da Silva Carvalho
	Name:	Renato da Silva Carvalho
	Title:	Director

By:	/s/ Carlos Henrique Donegá Aidar
	Name:	Carlos Henrique Donegá Aidar
	Title:	Director